Exhibit 99.1
News release via Canada NewsWire, Toronto 416-863-9350

    Attention Business/Financial Editors:
    Northgate first quarter gold production on plan; Kemess South mine-life extended by one year

    VANCOUVER, May 3 /CNW/ - (All figures in US dollars except where noted) -
Northgate Minerals Corporation (TSX: NGX; AMEX: NXG) today reported cash flow from operations of $19,241,000 or $0.08 per diluted common share and net earnings of $9,406,000 or $0.04 per diluted common share for the first quarter of 2007.

    <<
                           FIRST QUARTER HIGHLIGHTS

    -   Production of 68,110 ounces of gold and 17.7 million pounds of copper.

    -   A net cash cost of gold production of $28 per ounce.

    -   The addition of 175,000 ounces of gold to reserves at Kemess South, extending the mine-life by one year until the fourth quarter of 2010.

    -   During the quarter, Northgate opportunistically repurchased
        30,000 ounces of its gold forward sales position at $612 per ounce reducing its remaining position to only 30,000 ounces.

    -   Continuing positive drill results at Young-Davidson combined with significant progress on the exploration ramp and shaft dewatering.

    -   The Kemess South mine was the safest metal mine in British Columbia during the first quarter of 2007.
    >>

    Ken Stowe, President and CEO, stated; "We are exceptionally pleased to announce a one year extension of the mine-life at Kemess South through the addition of approximately 18 million tonnes of ore to our existing Kemess
South reserve. This mine-life extension provides us with a profitable production bridge to the projected start of operations at Kemess North and
Young-Davidson and provides our shareholders with additional fully-permitted exposure to the gold price. Meanwhile, current production at Kemess South continued to roll along on schedule as we produced 68,110 ounces of gold at a net cash cost of only $28 per ounce. At Young-Davidson, our project team has made excellent progress on the underground ramp development, shaft dewatering and various technical studies. In the coming months, the surfaced-based diamond drilling program will be focusing on regions between areas of known resources with the goal of significantly increasing measured and indicated
resource ounces by the end of the year."

    RESULTS OF OPERATIONS

    Northgate recorded net earnings of $9,406,000 or $0.04 per diluted common share in the first quarter of 2007 compared with earnings of $21,735,000 or
$0.10 per share during the corresponding quarter of 2006. Per share data is based on 255,541,281 weighted average diluted number of shares outstanding in the first quarter of 2007 and 215,092,200 in the corresponding period of 2006.
As of May 1, 2007, the Corporation had 254,158,045 issued and outstanding common shares.

    Kemess South Mine Performance

    The Kemess South mine posted gold and copper production of 68,110 ounces and 17.7 million pounds, respectively, in the first quarter of 2007. While gold production was on target as a result of higher than expected gold grades, copper production was below forecast due to lower than expected mill throughput.
    During the first quarter of 2007, approximately 12.1 million tonnes of ore and waste were removed from the open pit compared to 10.0 million tonnes during the corresponding quarter of 2006 and an average of 10.8 million tonnes per quarter during all of 2006. The increase in total mining volume was driven by mining efficiencies related to higher elevation north wall waste stripping and short hauls of supergene ore to the stockpile. Unit mining costs during the current quarter were Cdn$1.47 per tonne compared with Cdn$1.38 per tonne in the first quarter of 2006. The unit mining cost in the most recent quarter was higher than it was in the same period last year due primarily to extra drilling expenses related to the north wall pushback partially offset by the higher mining volume.
    Mill availability and mill throughput during the first quarter of 2007 were consistent with performance in the same period last year at 91% and
48,238 tonnes per day, respectively, compared with 90% availability and throughput of 48,545 tonnes per day in the first quarter of 2006. However, the ore milled in the first quarter of 2007 was somewhat harder than expected, which resulted in a 6% shortfall in planned throughput.
    Gold and copper recoveries averaged 72% and 86%, respectively, in the first quarter of 2007, compared with 74% and 86% in the first quarter of 2006.
While gold recoveries were slightly lower than one year ago, metallurgical performance in the first quarter of 2007 was generally as good as or better than one year ago when higher grade ores with inherently higher copper and gold recoveries were milled.
    Metal concentrate inventory increased by 1,000 wet metric tonnes (wmt) in the first quarter of 2007 to approximately 11,000 wmt, increasing the value of concentrate in inventory compared with the December 31, 2006 balance. Lower than anticipated railcar availability due to winter conditions and the CN Rail strike during February resulted in the small inventory build.
    The total site cost of production during the first quarter of 2007 was
Cdn$9.65 per tonne milled, which was significantly higher than the
Cdn$8.46 per tonne milled in the corresponding period of 2006 due to higher waste stripping and a significant amount of ore that was mined and stockpiled for future processing. Total site operating costs in the first quarter of 2007 were Cdn$41.9 million compared with Cdn$37.0 million in the first quarter of
2006. The increase in total site operating costs resulted from additional costs related to the north wall pushback and general increases in costs for labour, energy and consumables. The net cash cost of production at Kemess in the first quarter was $28 per ounce of gold compared to the $27 per ounce cash cost reported in the first quarter of 2006. The cost was stable from period to period, because increased site costs and lower gold and copper production was offset by reduced concentrate marketing costs and higher copper prices.
    The following table provides a summary of operations for the first quarter of 2007 and the comparable period of 2006.

    <<

    (100% of production basis)                         Q1 2007       Q1 2006
    -------------------------------------------------------------------------
    Ore plus waste mined (tonnes)                   12,082,857    10,036,939
    Ore mined (tonnes)                               5,561,033     5,273,672
    Stripping ratio (waste/ore)                           1.17         0.903

    Ore milled (tonnes)                              4,341,422     4,369,022
    Ore milled per day (tonnes)                         48,238        48,545

    Gold grade (grams per metric tonne)                  0.677         0.751
    Copper grade (%)                                     0.214         0.270

    Gold recovery (%)                                       72            74
    Copper recovery (%)                                     86            86

    Gold production (ounces)                            68,110        77,634
    Copper production (thousands pounds)                17,702        22,282

    Net Cash cost ($/ounce)                                 28            27
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------
    >>

    Safety
    ------
    Kemess was the safest metal mine in British Columbia during the first quarter of 2007. The mine recorded no lost time injuries and only four medical aids during the quarter continuing the strong safety performance that was established in 2006.

    Financial Performance

    Northgate's revenue in the first quarter of 2007 was $74,313,000 compared with $85,059,000 in the corresponding period of 2006. Revenue for the first quarter of 2007 included negative mark-to-market adjustments of $20,099,000 on
Northgate's copper and gold hedge books, reversing the gain that was booked in the fourth quarter of 2006. Due to mark-to-market requirements and the relatively large amount of copper that has been sold forward, earnings in future quarters will fluctuate depending on future movements in the price of copper. Metal sales in the first quarter of 2007 consisted of 66,480 ounces of gold and 17.3 million pounds of copper, compared with 73,873 ounces of gold and 21.3 million pounds of copper in the first quarter of 2006. During the first quarter of 2007, the price of gold on the London Bullion Market averaged
$650 per ounce and the price of copper on the London Metal Exchange (LME)
averaged $2.69. The net realized metal prices received on sales in the first quarter of 2007 were approximately $579 per ounce of gold and $3.03 per pound of copper, compared with $516 per ounce and $2.32 per pound in the first quarter of 2006. In the first quarter of 2007, the Corporation reduced its gold forward sales position by 30,000 ounces compared with no reduction during the same period of 2006. A total of $6,537,000 of hedging losses were reclassified from accumulated other comprehensive income when the related sales occurred (see section on Changes in Accounting Policies). The
Corporation's gold hedging activities reduced the realized price of gold sold during the most recent quarter by $98 per ounce, compared with $38 per ounce in the corresponding quarter one year ago. In the first quarter of 2007, the
Corporation entered into additional forward sales and purchase contracts with a major financial institution to fix the price of copper for a portion of future 2007 production. 8,800 metric tonnes (mt) of copper were sold forward using LME contracts maturing from May 2007 through December 2007 at an average forward price of $2.67 per pound. At March 31, 2007, a total of 25,050 mt of copper, representing approximately 100% of Kemess South's remaining 2007 copper production, was sold forward at an average price of $2.98 per pound.
    The cost of sales in the first quarter of 2007 was $46,986,000, which was lower than the corresponding period last year when the cost of sales was
$48,170,000. Cost of sales was lower due to a decrease in sales volumes as well as lower treatment and refining charges for concentrate, but was partially offset by increased mining costs.
    Administrative and general expenses of $2,128,000 in the first quarter of
2007 were lower than the $3,135,000 figure recorded in the comparable period of 2006 due to lower stock option costs and decreased business development costs.
    Depreciation and depletion expenses in the first quarter were $11,026,000 compared to $9,971,000 during the corresponding period of 2006. The higher depreciation and depletion expense for the most recent quarter was the result of a 5% increase in tonnes mined and an increase in the amortization rate for
2007 as a result of capital expenditures in 2006.
    Net interest income increased substantially to $3,236,000 for the three months ended March 31, 2007 compared to an expense of $25,000 in the corresponding quarter of 2006. The dramatic increase in interest income was the result of substantial increases in the Corporation's cash position due to strong operating cash flow and the exercise of share purchase warrants in
December 2006, which brought $99,998,000 into Northgate's treasury.
    Exploration costs in the first quarter were $3,593,000 compared with
$944,000 in the comparable period of 2006. The higher exploration expense in the most recent quarter was the result of increased activity at the
Young-Davidson property where the underground exploration program has begun.
In future quarters of 2007, exploration costs will increase substantially as the program at Young-Davidson intensifies and seasonal exploration activities at Kemess get underway.
    Capital expenditures during the first quarter of 2007 totalled $2,761,000 compared to $1,936,000 in the corresponding period of 2006. Capital expenditures in the most recent quarter were primarily devoted to ongoing construction of the tailings dam and the purchase of two new dozers for the
Kemess South mine.

    CHANGES IN ACCOUNTING POLICIES

    On January 1, 2007, the Corporation adopted the Canadian Institute of
Chartered Accountants ("CICA") Handbook Sections 1530, Comprehensive Income;
Section 3251, Equity; Section 3855, Financial Instruments - Recognition and
Measurement; Section 3861, Financial Instruments - Disclosure and
Presentation; and Section 3865, Hedges. These new standards resulted in changes in the accounting for financial instruments, hedges and available for sale investments as well as recognition of certain transitional adjustments that have been recorded for gold forward contracts and available for sale investments. In accordance with the transitional provision, prior periods have not been restated. The principal changes resulting from these new standards are described below:

    Comprehensive income

    Section 1530 establishes standards for reporting and presenting comprehensive income. Comprehensive income, composed of net income and other comprehensive income, is defined as the change in shareholders' equity from transactions and other events from non-owner sources. Other comprehensive income for the Corporation includes unrealized gains and losses on available for sale securities and changes in the fair market value of derivatives designated as cash flow hedges, all net of related income taxes. The components of comprehensive income are disclosed in the consolidated statement of operations and comprehensive income. Cumulative changes in other comprehensive income are included in accumulated other comprehensive income
("AOCI"), which is presented as a new category in shareholders' equity.

    Financial instruments

    Under Section 3855, financial assets and liabilities, including derivative instruments, are initially recognized and subsequently measured based on their classification as held-for-trading, available for sale financial assets, held-to-maturity, loans and receivables, or other financial liabilities as follows:

    <<
    -   Held for trading financial instruments are measured at their fair value with changes in fair value recognized in net income for the period.

    -   Available for sale financial assets are measured at their fair value and changes in fair value are included in other comprehensive income until the asset is removed from the balance sheet.

    -   Held-to-maturity investments, loans and receivables and other financial liabilities are measured at amortized cost using the effective interest rate method.

    -   Derivative instruments, including embedded derivatives, are measured at their fair value with changes in fair value recognized in net income for the period unless the instrument is a cash flow hedge and hedge accounting applies in which case changes in fair value are recognized in other comprehensive income.
    >>

    Upon adoption of this new standard, the Corporation designated its investments in common shares of public corporations as available for sale financial assets. On January 1, 2007, the Corporation recorded these investments at their fair value of $329,000 with an offsetting adjustment to
AOCI in shareholders' equity. When the investments are sold or otherwise disposed of, gains or losses will be recorded in net earnings.

    Hedging

    Section 3865 specifies the circumstances under which hedge accounting is permissible and how hedge accounting may be performed. On January 1, 2007, the
Corporation elected to discontinue hedge accounting for its gold forward sales contracts. As a result, a liability for the fair value of these contracts of
$20,265,000 and a future income tax asset of $6,914,000 was recorded with the net transitional adjustment of $13,351,000 recognized in AOCI in shareholders'
equity. Also on January 1, 2007, the deferred hedging loss asset of $8,583,000 and the related future income tax liability of $2,929,000 pertaining to gold forward contracts settled in prior years in advance of their maturity date were reclassified to AOCI in shareholders' equity. Changes in fair value of forward contracts are recognized in net income each period. The transitional adjustment and hedge loss recorded in AOCI will be released into net income at the time the sales associated with the forward contracts occur.

    Inventory

    In the year ended December 31, 2006, the Corporation changed its accounting policy with respect to metal inventories to incorporate a full costing method and also to value additional components of inventory created during the mining process. As a result of this change, opening retained earnings at January 1, 2006 increased $12,819,000. There were no other material adjustments required for the period ended March 31, 2006.

    NON-GAAP MEASURE

    The Corporation has included net cash costs of production per ounce of gold in the discussion of its results from operations, because it believes that these figures are a useful indicator to investors and management of a mine's performance as they provide: (i) a measure of the mine's cash margin per ounce, by comparison of the cash operating costs per ounce to the price of gold; (ii) the trend in costs as the mine matures; and, (iii) an internal benchmark of performance to allow for comparison against other mines. However, cash costs of production should not be considered as an alternative to operating profit or net profit attributable to shareholders, or as an alternative to other Canadian GAAP measures and they may not be comparable to other similarly titled measures of other companies.
    A reconciliation of net cash costs per ounce of production to amounts reported in the statement of operations is shown in the following table.

    <<
    (Expressed in thousands of US$,
     except per ounce amounts)                         Q1 2007       Q1 2006
    -------------------------------------------------------------------------
    Gold production (ounces)                            68,110        77,634
    -------------------------------------------------------------------------
    Cost of sales                                  $    46,986   $    48,170
    Change in inventories and other                      4,361         5,236
    Gross copper and silver revenue                    (49,406)      (51,294)
    -------------------------------------------------------------------------
    Total cash cost                                      1,941         2,112
    -------------------------------------------------------------------------
    Cash cost ($/ounce)                            $        28   $        27
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------

    SELECTED QUARTERLY FINANCIAL DATA

    (Thousands of US dollars,
     except per share,          2007             2006 Quarter Ended
     per ounce and per     --------------------------------------------------
     pound amounts)           Mar 31    Dec 31    Sep 30    Jun 30    Mar 31
    -------------------------------------------------------------------------
    Revenue                 $ 74,313  $118,239  $102,667  $105,348  $ 85,059

    Earnings (loss) for
     the period                9,406    19,790    14,902    50,315    21,735

    Earnings (loss)
     per share
      Basic                 $   0.04  $   0.09  $   0.07  $   0.23  $   0.10
      Diluted               $   0.04  $   0.09  $   0.07  $   0.22  $   0.10

    Metal production
      Gold (ounces)           68,110    81,746    74,789    76,127    77,634
      Copper (thousands
       pounds)                17,702    21,254    19,602    18,071    22,282

    Metal Prices
      Gold (London Bullion
       Market - $ per ounce)     650       614       622       627       554
      Copper (LME Cash -
       $ per pound)             2.69      3.21      3.48      3.27      2.24
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------

    (Thousands of US dollars,
     except per share,            2005 Quarter Ended
     per ounce and per     ------------------------------
     pound amounts)           Dec 31    Sep 30    Jun 30
    -----------------------------------------------------
    Revenue                 $ 95,651  $ 64,631  $ 54,461

    Earnings (loss) for
     the period               44,527     8,765    (3,342)

    Earnings (loss)
     per share
      Basic                 $   0.21  $   0.04  $  (0.02)
      Diluted               $   0.21  $   0.04  $  (0.02)

    Metal production
      Gold (ounces)           94,405    75,665    59,352
      Copper (thousands
       pounds)                24,701    16,917    17,427

    Metal Prices
      Gold (London Bullion
       Market - $ per ounce)     486       439       427
      Copper (LME Cash -
       $ per pound)             1.95      1.70      1.54
    -----------------------------------------------------
    -----------------------------------------------------
    (1) The figures in the table for 2006 and 2005 reflect the Corporation's change in accounting policy for metal inventories. Refer to the
        Corporation's consolidated financial statements in the 2006 Annual
        Report for a description of this change.
    >>

    MINE-LIFE EXTENSION AT KEMESS SOUTH

    Northgate's geologists have identified approximately 18,000,000 tonnes of additional mineral reserves in the eastern end of the Kemess South open pit
(Figure 1). These reserves contain approximately 175,000 ounces of gold and
26,000 tonnes of copper. Mining of these reserves is scheduled to begin in the fourth quarter of 2009 and will continue until the end of the third quarter of
2010. Given the lower grade of the reserves, the net cash cost for gold produced from the additional reserves is expected to be in the range of
$400 per ounce.
    In order to move this lower-grade mineralization into a reserve category,
Northgate has entered into forward sales contracts for copper during this period at an average price of $2.52 per pound. Northgate will be filing a
National Instrument 43-101 Technical Report within the next 45 days outlining the reserve addition at Kemess South.

    To view Figure 1 please visit:

    http://files.newswire.ca/592/Northgate_Figure1.doc

    KEMESS NORTH UPDATE
    -------------------
    The final public hearings on the Kemess North project will take place from May 14 - 17. The Joint Review Panel's recommendation report will be submitted to the Provincial and Federal Environmental Ministers in mid-July.

    EXPLORATION UPDATE

    Young-Davidson

    Diamond drilling activities in the first quarter of 2007 focused on a blend of infill holes and exploration holes that are necessary to determine the overall scale and limits of the deposit. Assays from the infill holes were consistent with the surrounding holes and the overall resource grades that we released in December 2006 while the exploration holes continue to highlight the significant potential of the Young-Davidson property. Hole YD07-33,
200 metres below the previous deepest intersection, demonstrated the tremendous vertical continuity of the Young-Davidson deposit. Hole YD06-29, which targeted the gap between the Lower Boundary and Lower YD Zones, suggests that there is excellent potential to add substantial resource ounces in areas immediately adjacent to currently defined resources above the 9,000 m level.
    During the next four months, exploration drilling will focus on the three areas highlighted with ovals shown in Figure 2 where Young-Davidson geologists believe there is excellent potential to add additional resources in the measured and indicated categories at better than average grades. By identifying ounces in this category adjacent to existing resources, our technical team will be able to include these resources in pre-feasibility study mine design work that is underway.
    The underground exploration program at Young-Davidson began in earnest in the first quarter of 2007 as the ramp surface portal was excavated. The ramp has progressed 250 metres towards the final 3,000 metre target. Dewatering of the shaft began in April and the new hoist equipment for the shaft is due on site in early May. The collection of environmental data in support of the permit application is also underway as are a variety of engineering and technical studies, which will determine the scope of the project.

    To view Figure 2: Young-Davidson Property (Vertical, North Looking,
    Longitudinal Section with Metric Grid) please visit:

    http://files.newswire.ca/592/NorthgateFigure2.doc

    Kemess Claims

    In early April, exploration activities began in the Kemess North area with crews focusing on clearing snow off drilling pads in preparation for commencement of diamond drilling. Northgate's geologists plan to drill multiple holes towards the large induced polarization (IP) anomaly identified just east of the Kemess North deposit during last year's IP survey of the
Kemess North region.
    In August, another IP survey will be conducted in the area of the Kemess
South pit and any targets identified will be drill tested in the fall.

    WEBCAST NOTIFICATION OF ANNUAL AND SPECIAL GENERAL MEETING

    Annual and Special General Meeting
    May 4, 2007, 10:00 AM PT (1:00 PM ET)

    This event will also include an overview of Northgate's 2007 first quarter financial results, which are scheduled for release on the evening of
May 3, 2007.

    To listen to this event, please enter www.northgateminerals.com or
    http://www.newswire.ca/en/webcast/viewEvent.cgi?eventID(equal sign)1799380 in your web browser or call 416-644-3415 or toll free in North America at
1-800-732-9307.

    A replay of this event will be available beginning on May 4 at
    3:30 P.M. ET until May 19 at 2:59 AM ET.

    Replay Access No. 416-640-1917 Passcode: 21226480 followed by the number sign.
    Replay Access No. 877-289-8525 Passcode: 21226480 followed by the number sign.

    Northgate Minerals Corporation is a gold and copper mining company focused on operations and opportunities in the Americas. The Corporation's principal assets are the Kemess South mine in north-central British Columbia, the adjacent Kemess North deposit, which contains a proven and probable reserve of 4.1 million ounces of gold and the Young-Davidson property in northern Ontario with a total resource base of 2.1 million ounces of gold.
Northgate is listed on the Toronto Stock Exchange under the symbol NGX and on the American Stock Exchange under the symbol NXG.

    FORWARD-LOOKING STATEMENTS

    This news release includes certain "forward-looking statements" within the meaning of section 21E of the United States Securities Exchange Act of
1934, as amended. These forward-looking statements include estimates, forecasts, and statements as to management's expectations with respect to, among other things, future metal production and production costs, potential mineralization and reserves, exploration results, progress in the development of mineral properties, demand and market outlook for commodities and future plans and objectives of Northgate Minerals Corporation (Northgate).
Forward-looking statements generally can be identified by the use of forward-looking terminology such as "may," "will," "expect," "intend,"
"estimate," "anticipate," "believe," or "continue" or the negative thereof or variations thereon or similar terminology. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by management are inherently subject to significant business, economic and competitive uncertainties and contingencies. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from Northgate's expectations are disclosed under the heading "Risk and Uncertainties" in Northgate's 2006 Annual Report and under the heading
"Risk Factors" in Northgate's 2006 Annual Information Form (AIF) both of which are filed with Canadian regulators on SEDAR (www.sedar.com) and with the
United States Securities and Exchange Commission (www.sec.gov). Northgate
expressly disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise.

    <<
    INTERIM CONSOLIDATED BALANCE SHEETS

                                                      March 31   December 31
    Thousands of US dollars, unaudited                    2007          2006
    -------------------------------------------------------------------------
    Assets
    Current assets
    Cash and cash equivalents                      $   278,810   $   262,199
    Concentrate settlements and other receivables       23,207        17,960
    Inventories                                         36,491        26,208
    Future income tax asset                             13,333         7,469
    Deferred hedging loss                                    -         8,583
    Investments                                            148             -
    -------------------------------------------------------------------------
                                                       351,989       322,419
    Other assets                                        22,729        27,622
    Future income tax asset                              6,358         6,291
    Mineral property, plant and equipment              149,043       159,299
    -------------------------------------------------------------------------
                                                   $   530,119   $   515,631
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------

    Liabilities and Shareholders' Equity
    Current liabilities
    Accounts payable and accrued liabilities       $    40,130   $    22,023
    Current portion of capital lease obligations         2,384         2,439
    -------------------------------------------------------------------------
                                                        42,514        24,462
    Capital lease obligations                            2,012         2,586
    Provision for site closure and reclamation
     obligations                                        28,973        28,197
    Future income tax liability                         12,774        12,638
    -------------------------------------------------------------------------
                                                        86,273        67,883

    Shareholders' equity
    Common shares                                      308,551       307,914
    Contributed surplus                                  3,202         2,596
    Accumulated other comprehensive income (note 2)    (14,551)            -
    Retained earnings                                  146,644       137,238
    -------------------------------------------------------------------------
                                                       443,846       447,748
    -------------------------------------------------------------------------
                                                   $   530,119   $   515,631
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------

    The accompanying notes form an integral part of these consolidated financial statements.

    INTERIM CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME

    Thousands of US dollars, except per          Three Months Ended March 31
    share amounts, unaudited                              2007        2006(1)
    -------------------------------------------------------------------------
    Revenue                                        $    74,313   $    85,059
    -------------------------------------------------------------------------
    Cost of sales                                       46,986        48,170
    Administrative and general                           2,128         3,135
    Depreciation and depletion                          11,026         9,971
    Interest expense (income)                           (3,236)           25
    Exploration                                          3,593           944
    Currency translation gains                          (1,192)         (319)
    Accretion of site closure and reclamation costs        438           375
    Other                                                    -           (29)
    -------------------------------------------------------------------------
                                                        59,743        62,272
    -------------------------------------------------------------------------
    Earnings before income taxes                        14,750        22,787
    Income tax expense
      Current                                            3,313         1,052
      Future                                             1,851             -
    -------------------------------------------------------------------------
                                                         5,164         1,052
    -------------------------------------------------------------------------
    Net earnings for the period                    $     9,406   $    21,735
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------
    Other comprehensive income
      Reclassification of net realized gain on
       available for sale securities to net earnings      (315)            -
      Unrealized gain on available for sale
       securities                                          134             -
      Reclassification of deferred losses on gold
       forward contracts to net earnings,
       net of tax of $2,231                              4,306             -
    -------------------------------------------------------------------------
                                                         4,125             -
    -------------------------------------------------------------------------
    Comprehensive income                           $    13,531   $    21,735
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------
    Net earnings per share
      Basic                                        $      0.04   $      0.10
      Diluted                                      $      0.04   $      0.10
    Weighted average shares outstanding
      Basic                                        253,962,949   214,353,524
      Diluted                                      255,541,281   215,092,200
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------

    INTERIM CONSOLIDATED STATEMENTS OF RETAINED EARNINGS

                                                 Three Months Ended March 31
    Thousands of US dollars, unaudited                    2007        2006(1)
    -------------------------------------------------------------------------
    Retained earnings, beginning of period         $   137,238   $    30,496
    Net earnings for the period                          9,406        21,735
    -------------------------------------------------------------------------
    Retained earnings, end of period               $  146,6441   $    52,231
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------

    (1) Adjusted (note 2)

    The accompanying notes form an integral part of these consolidated financial statements.

    INTERIM CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY

    Thousands of                        Common          Share
    US dollars,          Common         Shares       Purchase    Contributed
    unaudited            Shares         Amount       Warrants        Surplus
    -------------------------------------------------------------------------
    Balance at
     December 31,
     2006           253,700,033      $ 307,914      $       -      $   2,596
      Transitional
       adjustment
       on adoption
       of financial
       instruments            -              -              -              -
      Shares issued
       under employee
       share purchase
       plan              32,807             79              -              -
      Shares issued
       on exercise
       of options       413,420            519              -           (153)
      Stock based
       compensation           -             39              -            759
      Net income              -              -              -              -
    Other
     comprehensive
     income                   -              -              -              -
    -------------------------------------------------------------------------
    Balance at
     March 31,
     2007           254,146,260      $ 308,551      $       -      $   3,202
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------

                                                  Accumulated
                                                        Other
    Thousands of US dollars,          Retained  Comprehensive
    unaudited                         Earnings         Income          Total
    -------------------------------------------------------------------------
    Balance at December 31, 2006     $ 137,238      $       -      $ 447,748
      Transitional adjustment on
       adoption of financial
       instruments                           -        (18,676)       (18,676)
      Shares issued under employee
       share purchase plan                   -              -             79
      Shares issued on exercise
       of options                            -              -            366
      Stock based compensation               -              -            798
      Net income                         9,406              -          9,406
    Other comprehensive income               -          4,125          4,125
    -------------------------------------------------------------------------
    Balance at March 31, 2007        $ 146,644      $ (14,551)     $ 443,846
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------

    Thousands of                        Common          Share
    US dollars,          Common         Shares       Purchase    Contributed
    unaudited            Shares         Amount       Warrants        Surplus
    -------------------------------------------------------------------------
    Balance at
     December 31,
     2005           214,011,246      $ 195,565      $   8,715      $   1,657
      Shares issued
       under employee
       share purchase
       plan              45,027             68              -              -
      Shares issued
       on exercise
       of share
       purchase
       warrants         314,523            480           (102)             -
      Shares issued
       on exercise
       of options       386,800            490              -           (154)
      Stock based
       compensation           -             34              -          1,131
      Net income              -              -              -              -
    -------------------------------------------------------------------------
    Balance at
     March 31,
     2006           214,757,596      $ 196,637      $   8,613      $   2,634
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------

                                                  Accumulated
                                                        Other
    Thousands of US dollars,          Retained  Comprehensive
    unaudited                       Earnings(1)        Income          Total
    -------------------------------------------------------------------------
    Balance at December 31, 2005     $  30,496      $       -      $ 236,433
      Shares issued under employee
       share purchase plan                   -              -             68
      Shares issued on exercise
       of share purchase warrants            -              -            378
      Shares issued on exercise
       of options                            -              -            336
      Stock based compensation               -              -          1,165
      Net income                        21,735              -         21,735
    -------------------------------------------------------------------------
    Balance at March 31, 2006        $  52,231      $       -      $ 260,115
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------
    (1) Adjusted (note 2)

    The accompanying notes form an integral part of these consolidated financial statements.

    INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                 Three Months Ended March 31
    Thousands of US dollars, unaudited                    2007        2006(1)
    -------------------------------------------------------------------------
    Operating activities:
      Net earnings for the period                  $     9,406   $    21,735
    Non-cash items:
      Depreciation and depletion                        11,026         9,971
      Unrealized currency translation losses (gains)       (35)         (102)
      Accretion of site closure and reclamation costs      438           375
      Amortization of hedging losses                     6,537         2,814
      Amortization of deferred charges                      72           339
      Stock-based compensation                             798         1,165
      Future income tax expense                          1,851             -
      Change in fair value of forward contracts         20,099         7,208
      Gain on sale of investments                         (315)            -
    Changes in operating working capital and other:
      Concentrate settlements and other receivables    (17,199)      (12,665)
      Inventories                                       (6,202)       (1,299)
      Accounts payable and accrued liabilities           2,091         1,085
      Settlement of forward contracts                   (9,326)            -
      Reclamation costs paid                                 -        (1,741)
    -------------------------------------------------------------------------
                                                        19,241        28,885
    -------------------------------------------------------------------------
    Investing activities:
    Purchase of other assets                                 -           (86)
    Purchase of mineral, property, plant and
     equipment                                          (2,761)       (1,936)
    Proceeds on sale of investments                        315             -
    -------------------------------------------------------------------------
                                                        (2,446)       (2,022)
    -------------------------------------------------------------------------
    Financing activities:
    Repayment of capital lease obligation                 (629)       (1,144)
    Repayment of long-term debt                              -       (13,700)
    Issuance of common shares                              445           783
    -------------------------------------------------------------------------
                                                          (184)      (14,061)
    -------------------------------------------------------------------------
    Increase in cash and cash equivalents               16,611        12,802
    Cash and cash equivalents, beginning of period     262,199        50,639
    -------------------------------------------------------------------------
    Cash and cash equivalents, end of period       $   278,810   $    63,441
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------
    Supplementary information
    Cash paid during the period for:
      Interest                                     $        71   $       634
      Income taxes                                 $         -   $         -
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------

    (1) Adjusted (note 2)

    The accompanying notes form an integral part of these consolidated financial statements.

    NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

    Three months ended March 31, 2007 and 2006

    (All dollar amounts are stated in United States dollars unless otherwise indicated. Tables are expressed in thousands of United States dollars, except share and per share amounts. Unaudited)

    NOTE 1  BASIS OF PRESENTATION

    The accompanying unaudited interim consolidated financial statements have been prepared in accordance with generally accepted accounting principles in Canada ("Canadian GAAP"). They do not include all the disclosures required by Canadian GAAP for annual financial statements and should be read in conjunction with the Corporation's consolidated financial statements and the notes thereto included in the Corporation's Annual
    Report for the year ended December 31, 2006. In the opinion of management, all adjustments considered necessary for fair presentation have been included in these financial statements.

    Except as disclosed in note 2 below, these financial statements are prepared using the same accounting policies and methods of application as those disclosed in Note 2 to the Corporation's consolidated financial statements for the year ended December 31, 2006.

    NOTE 2  CHANGES IN ACCOUNTING POLICIES

    On January 1, 2007, the Corporation adopted the Canadian Institute of
    Chartered Accountants ("CICA") Handbook Sections 1530, Comprehensive
    Income; Section 3251, Equity; Section 3855, Financial Instruments -
    Recognition and Measurement; Section 3861, Financial Instruments -
    Disclosure and Presentation; and Section 3865, Hedges. These new
    standards resulted in changes in the accounting for financial instruments, hedges and available for sale investments as well as recognition of certain transitional adjustments that have been recorded for gold forward contracts and available for sale investments. In accordance with the transitional provisions, prior periods have not been restated. The principal changes resulting from these new standards are described below:

    Comprehensive income

    Section 1530 establishes standards for reporting and presenting comprehensive income. Comprehensive income, composed of net income and other comprehensive income, is defined as the change in shareholders'
    equity from transactions and other events from non-owner sources. Other comprehensive income for the Corporation includes unrealized gains and losses on available for sale securities and changes in the fair market value of derivatives designated as cash flow hedges, all net of related income taxes. The components of comprehensive income are disclosed in the consolidated statement of operations and comprehensive income. Cumulative changes in other comprehensive income are included in accumulated other comprehensive income ("AOCI") which is presented as a new category in shareholders' equity. The components of AOCI as at March 31, 2007 are as follows:

    -------------------------------------------------------------------------
    Unrealized gain on available for sale securities             $       148
    Unrealized hedging losses                                         14,699
    -------------------------------------------------------------------------
    AOCI                                                         $   (14,551)
    -------------------------------------------------------------------------

    Financial instruments

    Under Section 3855, financial assets and liabilities, including derivative instruments, are initially recognized and subsequently measured based on their classification as held-for-trading, available for sale financial assets, held-to-maturity, loans and receivables, or other financial liabilities as follows:

    -   Held for trading financial instruments are measured at their fair value with changes in fair value recognized in net income for the period.

    -   Available for sale financial assets are measured at their fair value and changes in fair value are included in other comprehensive income until the asset is removed from the balance sheet.

    -   Held-to-maturity investments, loans and receivables and other financial liabilities are measured at amortized cost using the effective interest rate method.

    -   Derivative instruments, including embedded derivatives, are measured at their fair value with changes in fair value recognized in net income for the period unless the instrument is a cash flow hedge and hedge accounting applies in which case changes in fair value are recognized in other comprehensive income.

    Upon adoption of this new standard, the Corporation designated its investments in common shares of public corporations as available for sale financial assets. On January 1, 2007, the Corporation recorded these investments at their fair value of $329,000 with an offsetting adjustment to AOCI in shareholders' equity. When the investments are sold or otherwise disposed of, gains or losses will be recorded in net earnings.

    Hedging

    Section 3865 specifies the circumstances under which hedge accounting is permissible and how hedge accounting may be performed. On January 1,
    2007, the Corporation elected to discontinue hedge accounting for its gold forward sales contracts. As a result, a liability for the fair value of these contracts of $20,265,000 and a future income tax asset of
    $6,914,000 was recorded with the net transitional adjustment of
    $13,351,000 recognized in AOCI in shareholders' equity. Also on
    January 1, 2007, the deferred hedging loss asset of $8,583,000 and the related future income tax liability of $2,929,000 pertaining to gold forward contracts settled in prior years in advance of their maturity date were reclassified to AOCI in shareholders' equity. Changes in fair value of forward contracts are recognized in net income each period. The transitional adjustment and hedge loss recorded in AOCI will be released into net income at the time the sales associated with the forward contracts occur.

    Inventory

    In the year ended December 31, 2006, the Corporation changed its accounting policy with respect to metal inventories to incorporate a full costing method and also to value additional components of inventory created during the mining process. As a result of this change, opening retained earnings at January 1, 2006 increased $12,819,000. There were no other material adjustments required for the period ended March 31, 2006.

    NOTE 3  STOCK BASED COMPENSATION

    During the three months ended March 31, 2007, the Corporation granted a total of 1,425,000 (2006 - 1,212,000) options to employees, with a term of seven years. 1,410,000 of these options are exercisable at Cdn$4.07 and 15,000 are exercisable at Cdn$3.48. Twenty percent (282,000) of the options granted at Cdn$4.07 vested immediately and the balance will vest in equal amounts on the anniversary date of the grant over the next four years and five years respectively. The fair value of the options granted for the three months ended March 31, 2007 was $2,500,000 (2006 -
    $1,480,000). During the three months ended March 31, 2007, $759,000 (2006
    - $1,131,000) of stock-based compensation was recognized related to outstanding stock options.

    During the three months ended March 31, 2007, a total of 114,020 options were cancelled and 413,420 options were exercised.

    At March 31, 2007, there were 5,552,900 options outstanding, of which
    2,708,400 were exercisable.

    The fair value of the share options granted during the three months ended
    March 31, 2007 was estimated using the Black-Scholes pricing model with the following assumptions:

                                                   For Options   For Options
                                                       Granted       Granted
                                                    in Q1 2007    in Q1 2006
    -------------------------------------------------------------------------
    Risk-free interest rate                              3.94%          4.1%
    Annual dividends                                         -             -
    Expected stock price volatility                      53.4%           60%
    Expected option life                             5.0 years     5.0 years
    Per share fair value of options granted (Cdn$)       $2.05         $1.42
    -------------------------------------------------------------------------

    NOTE 4  FINANCIAL INSTRUMENTS

    At March 31, 2007, the Corporation had forward sales commitments with major financial institutions to deliver 30,000 ounces of gold at an average accumulated price of $307 per ounce. These forward sales commitments are in the form of forward sales contracts maturing at various dates between August 31, 2007 and December 31, 2007. On
    January 1, 2007, the Corporation adopted the CICA new standard on hedges
    (note 2). In conjunction with the adoption of Section 3855, the
    Corporation elected to discontinue hedge accounting. Therefore, the forward sale contracts are now recorded at their fair value with changes in fair value including in earnings for the period. The unrealized loss on these forward sale contracts at March 31, 2007 was approximately
    $10,944,000 which is recorded in accrued liabilities. The deferred hedging loss which was reclassified to the opening balance of AOCI in shareholders' equity on January 1, 2007, and the transitional adjustment required to recognize the fair value of outstanding forward sale contracts on adoption of Section 3865 will be released into net earnings at the time the sales associated with the forward contracts occur.

    At March 31, 2007, the Corporation had forward sales contracts with a major financial institution to fix the price for delivered copper for which final settlement has not occurred, and in certain cases, for future production. A total volume of 25,050 metric tonnes of copper were sold forward using LME contracts maturing from April 2007 through April 2008 at an average forward price of $2.98 per pound. The Corporation also entered into separate forward purchase contracts with the same institution to repurchase its forward sales position at monthly average
    Cash LME prices over the same period. The volume of forward sales and purchases in each future contract month match the expected future pricing periods for copper in concentrate delivered to Falconbridge Limited (a wholly owned subsidiary of Xstrata Plc.) under a multi-year concentrate sales agreement. The copper forward sales and purchase contracts are being recognized on a mark-to-market basis. The fair value of these contracts at March 31, 2007 was a net loss of $4,510,000 of which a loss of $5,074,000 is included in accrued liabilities and a gain of $564,000 is included in other assets.
    >>
    %CIK: 0000072931

    /For further information: Ms. Keren R. Yun, Manager, Investor Relations
(416) 216-2781, kyun(at)northgateminerals.com/
    (NGX. NXG)

CO:  Northgate Minerals Corporation

CNW 21:39e 03-MAY-07